January 10, 2006
VIA EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Potash Corporation of Saskatchewan Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-10351
Dear Mr. Schwall:
          We refer to the comment letter dated December 9, 2005 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) filed by the Company.
          The responses to the Staff’s comments in its December 9, 2005 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
          Our response includes data as of and for the fiscal year ended December 31, 2005. Please note that due to the timing of this response such data is preliminary and represents management’s best estimate based on information available as of the date hereof. All 2005 data remains subject to finalization and change.
Form 10-K for the Fiscal Year Ended December 31, 2004
Engineering Comments
General
1.	Disclose the annual average price received for major salable products produced by your company over the last three years. These products would include potash, phosphate, phosphoric acid, urea, nitric acid, ammonium nitrate, and ammonia.
          We provided information with respect to the annual average prices received for potash, phosphate, ammonia, urea and nitric acid/ammonium nitrate on pages 29, 30 and 33 of our 2004

Mr. H. Roger Schwall
Securities and Exchange Commission
January 10, 2006

Annual Report, which information was incorporated by reference into our 2004 Form 10-K. The relevant pages of our 2004 Annual Report are attached hereto as Attachment A. We will continue to include the level of annual average price disclosure included in our 2004 Form 10-K in our Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and subsequent fiscal years.
          The disclosures referred to in the preceding paragraph do not include information with respect to phosphoric acid, because phosphoric acid is primarily produced by the Company as an intermediate product rather than a major final salable product. Phosphoric acid is produced by reacting finely ground phosphate rock with sulfuric acid. This phosphoric acid, or P2O5, is the feedstock and key building block for major salable products and is the most comprehensive measure of phosphate capacity and production at any phosphate-producing plant. It can be reacted with ammonia and granulated to produce the solid fertilizers diammonium phosphate, or DAP, and monoammonium phosphate, or MAP, concentrated by evaporation to produce liquid merchant grade acid, or MGA, or further evaporated to produce liquid superphosphoric acid, or SPA. It may also be reacted with limestone or phosphate rock to produce animal feed products, or purified by solvent extraction to produce industrial-grade phosphoric acids.
Reserves, page I-5
2.	The mineral rights that are mined and processed by the Mosaic Potash Esterhazy L.P. are owned by the Potash Corporation of Saskatchewan and a portion of the annual finished product is sold by your company. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Please disclose the annual production, reserves, and resource estimates for the Esterhazy mine mineral rights.
          We will provide disclosure with respect to the Esterhazy mine mineral rights in our Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and subsequent fiscal years, in a form substantially similar to the supplemental material provided in Attachment B.
3.	The third paragraph estimates the operations mine life, based on the sum of the reserves and the resources, with production rates established at a percentage of full capacity. Please restate the mine life estimate based only on proven and probable reserves. State annual production rates and define the production rate as process constrained with scalable mining capacity based on the ore concentration ratio. Describe the reserves as proven and probable reserves. Define the resources as exclusive of the reserves and describe the means of classification for measured, indicated, or inferred resources. Include resource estimates for the Patience Lake and New Brunswick operations.
          We will provide disclosure with respect to this comment in our Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and subsequent fiscal years, in a form substantially similar to the supplemental material provided in Attachment B.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 10, 2006

Reserves, page I-8
4.	The sixth paragraph describes a mining life of 74 years for the Aurora operation. Please restate the mine life based on the proven and probable reserves being consumed at a specific mining rate, either the maximum capacity of the mining facility, the three-year average production rate, or another appropriate estimate. State this annual mine production rate. The White Springs operations mine life calculation includes reserves that are not presently leased, optioned, owned or controlled by the company, but could be purchased economically at some time in the future. Restate the mine life, using only the proven & probable reserves controlled by the company controls at the date of the reserve declaration.
          We will provide disclosure with respect to the mine lives of our Aurora and White Springs operations in our Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and subsequent fiscal years, in a form substantially similar to the supplemental material provided in Attachment C.
********
          As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have additional questions or comments, you may contact me at (306) 933-8797 or Garth Moore, President, PCS Potash, at (306) 933-8731.

Sincerely,
/s/ Wayne R. Brownlee

Wayne R. Brownlee Senior Vice President, Treasurer and Chief Financial Officer

cc:	George K. Schuler, Mining Engineer
Jennifer Goeken, Division of Corporate Finance
Attachments

ATTACHMENT A

29

POTASHCORP 2004 ANNUAL REPORT  |  MD&A • Business Segment Review / Potash Results

2004 RESULTS

Business Segment Review

Management includes net sales in segment disclosures in the consolidated financial statements pursuant to Canadian GAAP, which requires segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. Net sales (and the related per-tonne amounts) are primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, phosphate and nitrogen performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. The following is based on these segment measures as used and reviewed by management.

Potash Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003
Sales	$1,056.1	$758.7	$669.0	39	13

Freight	128.7	109.9	99.9	17	10

Transportation and distribution	32.6	29.7	24.6	10	21

	$894.8	$619.1	$544.5	45	14

Net sales

North American	$347.5	$230.6	$215.3	51	7	3,246	2,870	2,780	13	3	$107.06	$80.33	$77.45	33	4
Offshore	504.6	336.2	300.7	50	12	5,030	4,213	3,547	19	19	$100.33	$79.80	$84.76	26	(6)

	852.1	566.8	516.0	50	10	8,276	7,083	6,327	17	12	$102.97	$80.01	$81.55	29	(2)

Miscellaneous	42.7	52.3	28.5	(18)	84	–	–	–	–	–	–	–	–	–	–

	894.8	619.1	544.5	45	14	8,276	7,083	6,327	17	12	$108.12	$87.41	$86.06	24	2

Cost of goods sold	472.0	415.4	326.5	14	27						$57.03	$58.65	$51.60	(3)	14

Gross Margin	$422.8	$203.7	$218.0	108	(7)						$51.09	$28.76	$34.46	78	(17)

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

2004 VS 2003

Total potash sales increased by $297.4 million from 2003 and net sales by $275.7 million, driven by higher average realized prices and record volumes. This led potash to provide $422.8 million (62 percent) of our total gross margin for the year and increase its gross margin percentage from 33 percent of net sales in 2003 to 47 percent.

Canpotex sold a record 7.8 million tonnes for the year and our Saskatchewan-sourced offshore volumes rose 28 percent, favorably impacting net sales by $72.6 million. Brazil remained our largest customer with 23 percent of volumes. China was second with 20 percent. Indonesia, Oceania, China, India, Malaysia and Korea all had double-digit growth, leading to a 19-percent rise in offshore volumes.

Offshore prices climbed 26 percent despite a 46-percent rise in Canpotex’s ocean freight costs. As new contracts were negotiated with many customers, tight market conditions enabled us to more than cover the increases in ocean freight rates. Year over year, our gains in offshore prices on Saskatchewan-sourced tonnes favorably impacted net sales by $88.6 million, despite China being supplied with potash under a contract negotiated last year at old prices. Average price increases realized on the sale of our New Brunswick product contributed $29.3 million to the increase in offshore net sales.

In the North American market, our average realized prices climbed 33 percent. Over the course of 2004, we announced increases that amounted to $66 per tonne, with the most recent of these to be implemented by the end of the second quarter of 2005. North American volumes rose overall by 13 percent. With competitors operating near capacity, we were able to increase market share as the year progressed.

30

POTASHCORP 2004 ANNUAL REPORT  |  MD&A • Potash Results / Phosphate Results

2004 RESULTS

POTASH PRODUCTION (million tonnes KCl)

			Production		Mine Site
	Capacity	2004	2003	2002	Employees
					(active)
Lanigan SK	3.828	2.025	1.488	1.424	364

Rocanville SK1	2.695	1.833	1.989	1.700	328

Allan SK	1.885	1.344	.934	.864	285

Cory SK	1.361	.738	.730	.677	196

Patience Lake SK	1.033	.239	.251	.230	67

Esterhazy SK2	.953	.953	.953	.953	0

New Brunswick NB	.785	.782	.749	.599	330

TOTAL[1]	12.540	7.914	7.094	6.447	1,570

[1]	A 400,000-tonne expansion at Rocanville came on stream in first-quarter 2005, raising total capacity from 12.140 million tonnes to 12.540 million tonnes.
[2]	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a long-term agreement. For calendar year 2005, our production allocation is 0.953 million tonnes.

PotashCorp continued to increase production to meet growing demand, adding shifts at Lanigan and Allan in 2004 and producing a record 7.9 million tonnes. The growth in volumes allowed us to lower our Canadian dollar cost of goods sold per tonne by 5 percent, and capitalize on economies of scale. This was partially offset by a stronger Canadian dollar, resulting in our cost of goods sold decreasing by $1.62 per tonne from 2003.

2003 VS 2002

Sales volumes from our potash segment rose 12 percent in 2003, led by offshore sales that were 19 percent above 2002. Brazil bought 36 percent more from us than in 2002, making it our largest customer for the second straight year and a key market. Sales to India, Indonesia, Vietnam and Malaysia were up significantly; China sales were flat.

Lower realized offshore prices reflected the year-long escalation in freight rates. A tight supply/demand balance in North America raised sales volumes by 3 percent and prices by 4 percent.

Higher volumes and increased North American prices did not offset higher unit cost of sales, which was pushed up by the stronger Canadian dollar. Otherwise, unit cost of sales would have been lower than in 2002, even with higher natural gas costs, because volumes were up significantly.

The gross margin dropped from 2002 in our potash segment despite record sales, due to escalating offshore freight rates and higher unit cost of sales. The increase in costs was due primarily to the strengthening Canadian dollar, which raised costs by approximately $4.50 per tonne over 2002. These increased costs were partially offset by higher operating rates.

Phosphate Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003
Sales	$977.9	$883.9	$714.0	11	24

Freight	71.9	75.8	58.8	(5)	29

Transportation and distribution	29.4	26.2	18.4	12	42

	$876.6	$781.9	$636.8	12	23

Net sales

Fertilizer – liquids	$147.3	$167.7	$144.9	(12)	16	704	751	675	(6)	11	$209.17	$223.17	$214.55	(6)	4

Fertilizer – solids	324.7	249.2	113.4	30	120	1,590	1,494	745	6	101	$204.16	$166.78	$152.26	22	10

Feed	190.6	182.6	216.8	4	(16)	888	861	961	3	(10)	$214.78	$212.25	$225.55	1	(6)

Industrial	204.1	174.5	155.1	17	13	611	541	482	13	12	$334.09	$322.72	$321.93	4	–

	866.7	774.0	630.2	12	23	3,793	3,647	2,863	4	27	$228.50	$212.23	$220.12	8	(4)

Miscellaneous	9.9	7.9	6.6	25	20	–	–	–	–	–	–	–	–	–	–

	$876.6	$781.9	$636.8	12	23	3,793	3,647	2,863	4	27	$231.11	$214.40	$222.43	8	(4)

North American	$690.3	$654.8	$542.5	5	21	2,797	2,886	2,310	(3)	25	$246.84	$226.91	$234.88	9	(3)

Offshore	186.3	127.1	94.3	47	35	996	761	553	31	38	$186.99	$167.04	$170.37	12	(2)

	876.6	781.9	636.8	12	23	3,793	3,647	2,863	4	27	$231.11	$214.40	$222.43	8	(4)

Cost of goods sold	860.8	798.4	594.9	8	34						$226.94	$218.92	$207.79	4	5

Gross Margin	$15.8	$(16.5)	$41.9	n/m	(139)						$4.17	$(4.52)	$14.64	n/m	(131)

Note 18 to the consolidated financial statements provides information pertaining to our business segments.												n/m = not meaningful

33

POTASHCORP 2004 ANNUAL REPORT  |  MD&A • Nitrogen Results

2004 RESULTS

NITROGEN RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003
Sales	$1,210.4	$1,156.4	$841.4	5	37

Freight	38.1	48.8	56.5	(22)	(14)

Transportation and distribution	42.3	42.8	37.5	(1)	14

	$1,130.0	$1,064.8	$747.4	6	42

Net sales

Ammonia	$458.0	$368.0	$232.7	24	58	1,776	1,755	1,867	1	(6)	$257.85	$209.63	$124.66	23	68

Urea	259.1	276.9	212.0	(6)	31	1,165	1,470	1,592	(21)	(8)	$222.44	$188.33	$133.16	18	41

Nitrogen solutions	51.1	85.8	93.3	(40)	(8)	337	730	1,097	(54)	(33)	$151.83	$117.52	$85.04	29	38

Nitric acid and ammonium nitrate	188.1	165.0	127.5	14	29	1,460	1,414	1,361	3	4	$128.82	$116.70	$93.65	10	25

Purchased	151.5	149.6	61.1	1	145	612	711	474	(14)	50	$247.66	$210.53	$128.89	18	63

	1,107.8	1,045.3	726.6	6	44	5,350	6,080	6,391	(12)	(5)	$207.07	$171.92	$113.69	20	51

Miscellaneous	22.2	19.5	20.8	14	(6)	–	–	–	–	–	–	–	–	–	–

	$1,130.0	$1,064.8	$747.4	6	42	5,350	6,080	6,391	(12)	(5)	$211.23	$175.13	$116.95	21	50

Fertilizer	$438.7	$480.0	$317.4	(9)	51	2,063	2,810	2,976	(27)	(6)	$212.73	$170.82	$106.64	25	60

Feed and industrial	691.3	584.8	430.0	18	36	3,287	3,270	3,415	1	(4)	$210.28	$178.83	$125.92	18	42

	1,130.0	1,064.8	747.4	6	42	5,350	6,080	6,391	(12)	(5)	$211.23	$175.13	$116.95	21	50

Cost of goods sold	887.2	871.6	700.0	2	25						$165.84	$143.35	$109.53	16	31

Gross Margin	$242.8	$193.2	$47.4	26	308						$45.39	$31.78	$7.42	43	328

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

natural gas represents the major component of our cost of goods sold in nitrogen, this increase was a key factor in the 16-percent rise in per-tonne costs. Within the US, our natural gas hedging activities contributed $43.0 million to gross margin in 2004, compared to $89.9 million in 2003.

2003 VS 2002

Nitrogen gross margin more than quadrupled in 2003, reflecting sharply increased prices that benefited PotashCorp’s Trinidad production, and liquidation of certain natural gas hedge contracts in February.

Poor margins at our US plants due to high natural gas costs led to the shutdown of the Memphis plant and of Geismar’s ammonia and nitrogen solutions production. The reduced production of ammonia, urea and nitrogen solutions was more than offset by considerably higher prices. Nitric acid and ammonium nitrate volumes increased to meet demand, as did purchased sales volumes. The company’s warehouse and distribution network was used effectively for these imports.

As more shutdowns in the US industry tightened supply, prices increased significantly. Product prices, which had previously reflected the cost premium on natural gas, began trading off the supply/demand fundamentals during the fourth quarter, providing unhedged margin to our US plants.

Nitrogen production costs reflected the higher natural gas prices. PotashCorp’s average gas costs in the US and

Trinidad were up 33 percent over 2002. However, since the Trinidad facility operates with favorable natural gas contracts which mitigate the impact of volatility, the company is a net beneficiary of high-priced US natural gas. Trinidad provided 52 percent of nitrogen gross margin. The remainder came from our 2003 natural gas hedges in the US, which provided a gross margin contribution of $89.9 million.

High ocean freight rates – detrimental for potash – worked in the company’s favor for nitrogen as they made imports from the Middle East less competitive in North America and helped tighten market supply.

ATTACHMENT B

Potash Operations
Our potash operations include the mining and production of potash, which is predominantly used as fertilizer.
Properties
All potash produced by the Company in Saskatchewan is in the southern half of the Province, where extensive potash deposits are found. The potash ore is contained in a predominantly rock salt formation known as the Prairie Evaporite, which lies about 1,000 metres below the surface. The evaporite deposits, which are bounded by limestone formations, contain the potash beds of approximately 2.4 to 5.1 metres thickness. Three potash deposits of economic importance occur in the Province, the Esterhazy, Belle Plaine and Patience Lake Members. The Patience Lake Member is mined at the Lanigan, Allan, Patience Lake and Cory mines, and the Esterhazy Member is mined at the Rocanville and Esterhazy mines.
Under a long-term mining and processing agreement effective through December 31, 2026, Mosaic Potash Esterhazy Limited Partnership (“Mosaic”) mines and processes our mineral rights at the Esterhazy mine. We have the option to terminate this agreement every five years. The next opportunity to terminate is December 31, 2006, for which notice must be given no later than June 30, 2006. Mosaic has the option to abandon the mine at any time after December 31, 2011, thus terminating the mining and processing agreement. In each year the maximum finished product we are permitted to take under the mining and processing agreement is 952,500 tonnes and the minimum required amount is 453,600 tonnes. For the year ending December 31, 2006, we have notified Mosaic that we require 952,500 tonnes of finished product. Water inflow at the Esterhazy mine has continued, to a greater or lesser degree, since December 1985. We share, on an annual basis, in such water inflow remediation costs.
Also, under the long-term mining and processing agreement with Mosaic, the Company has the right to acquire up to 25 percent participation in any expansion of the Esterhazy mine. In April, Mosaic announced plans to expand capacity at Esterhazy by 360,000 tonnes at a cost of $28 million. The Company will participate in this expansion, investing 25 percent of the cost for 25 percent of the additional tonnage, on top of our current maximum annual entitlement of 952,500 tonnes. These new tonnes are expected to be available commencing in the fourth quarter of 2006.
We also produce potash at our mine near Sussex, New Brunswick from the flank of an elongated salt structure. We produced granular product at our Cassidy Lake, New Brunswick facility using standard grade product from certain of our other mine sites until mid-October 2005, when the compaction facilities were shut down. We also hold an interest in certain oil and gas rights in the vicinity of the New Brunswick mine. Natural gas has been discovered and we, in conjunction with Corridor Resources Inc., now supply the New Brunswick facility with natural gas to meet its fuel needs. During the investigation for natural gas in the vicinity of the Sussex division, potash was detected to the south and east of the existing mine operations. Exploration permits were obtained, and enough detailed 3D seismic and drilling has taken place to delineate a potash resource large enough to warrant mine design and capital cost estimate studies.
We control the right to mine 621,995 acres of land in Saskatchewan. Included in these holdings are mineral rights to 515,239 acres contained in blocks around the six mines in which we have an interest, of which acres we own approximately 36%, approximately 50% are under lease from the Province of Saskatchewan and approximately 14% are leased from other parties. Our remaining 106,756 acres are located elsewhere in Saskatchewan. Our leases with the Province of Saskatchewan are for 21 year terms, renewable at our option. Our significant leases with other parties are also for 21 year terms. Such leases are renewable at our option, providing generally that production is continuing and that there is continuation of the applicable Crown lease. In New Brunswick, we mine pursuant to a mining lease with the Province of New Brunswick. We control the right to mine 58,263 acres of land in New Brunswick. The lease is for a term of 21 years from 1978 with renewal provisions for three additional 21 year periods. This lease was renewed effective June 13, 1999.
The following map shows the location of our Canadian mining operations.
(CANADIAN MINING OPERATIONS MAP)

Production
We produce potash using both conventional and solution mining methods. In conventional operations, shafts are sunk to the ore body and mining machines cut out the ore, which is lifted to the surface for processing. In solution mining, the potash is dissolved in warm brine and pumped to the surface for processing. Approximately 7 grades of potash are produced to suit different preferences of the various markets.
In 2005, our conventional potash operations (excluding Esterhazy) mined 24.318 million tonnes of ore at an average grade of 23.17% potassium oxide (“K2O”). In 2005, our potash production from all our operations (including Esterhazy) consisted of 8.816 million tonnes of potash (“KCl”) with an average grade of 61.05% K2O, representing 47% of North American production.
Our present annual potash production capacity is approximately 12.89 million tonnes KCl, which includes maximum annual production under the mining and processing agreement with Mosaic of 952,500 tonnes at Esterhazy. This also includes a 749,000 tonne expansion at Rocanville which came on stream in 2005. In 2005, our production capacity represented an estimated 55% of the North American total capacity while our excess capacity was an estimated 92% of North American excess production capacity. We allocate production among our mines on the basis of various factors, including cost efficiency and the grades of product that can be produced. The Patience Lake mine, which was originally a conventional underground mine, now employs a solution mining method. The other Saskatchewan mines we own or in which we have an interest employ conventional underground mining methods.
The New Brunswick mine is a conventional cut and fill underground mining operation. In addition to potash production, this mine also produced 0.55 million tonnes of sodium chloride (salt) in 2005. We continue to incur costs at the New Brunswick division in relation to management of a brine inflow.
The following table sets forth, for each of the past three years, the production of ore, grade and finished product for each of our mines.

	Annual
	Capacity	2005 Production			2004 Production			2003 Production
	Finished			Finished			Finished			Finished
	Product	Ore		Product	Ore		Product	Ore		Product
	(Millions	(Millions	Grade	(Millions	(Millions	Grade	(Millions	(Millions	Grade	(Millions
	of tonnes)	of tonnes)	% K2O	of tonnes)	of tonnes)	% K2O	of tonnes)	of tonnes)	% K2O	of tonnes)
Lanigan	3.828	7.439	20.33	2.023	7.372	20.11	2.025	5.359	20.63	1.488
Rocanville (1)	3.044	7.519	24.70	2.573	5.334	24.25	1.833	5.999	23.50	1.989
Allan	1.885	4.323	24.19	1.431	3.862	25.22	1.344	2.790	24.78	0.934
Cory	1.361	2.753	24.90	0.826	2.531	24.95	0.738	2.459	25.03	0.730
Patience Lake (2)	1.033	—	—	0.251	—	—	0.239	—	—	0.251
Esterhazy (3)	0.953	—	—	0.953	—	—	0.953	—	—	0.953
New Brunswick	0.785	2.284	23.37	0.759	2.371	23.24	0.782	2.311	23.21	0.749
Totals	12.889	24.318		8.816	21.470		7.914	18.918		7.094

(1)	Includes an aggregate 749,000 tonne expansion at Rocanville which came on stream in 2005. 400,000 tonnes of this expansion were included in the 2004 data.

(2)	Solution mine.

(3)	Product tonnes received at Esterhazy are based on a mining / processing agreement with Mosaic.
The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological formations, subsidence, floods and other water inflows, and other conditions involved in mining ore.
Reserves
The Company’s estimates for its conventional mining operations in Saskatchewan are based on exploration drill hole data, seismic data and actual mining results during the past 35 to 40 years. In Saskatchewan reserves are estimated by identifying material in place that is delineated on at least two sides and material in place within one mile from an existing sampled mine entry or borehole. The Company’s estimates for its conventional mining operations in New Brunswick are based on exploration drill hole data, seismic data and actual mining results during the past 22 years. In New Brunswick reserves are estimated by identifying material in place delineated by drilling or mining with results projected conservatively from these intersections.
An historical extraction ratio from the 22 to 40 years of mining results is applied to estimate the mineable reserves. The Company’s estimated recoverable ore (reserve tonnage only) as of December 31, 2005 for each of our potash mines is as follows:

	Mineral Reserves
	(Millions of tonnes	Average
	recoverable ore)	Grade	Years of Remaining
	(1)(2)(3)	K2O	Mine Life (4)
Allan	288	25.9%	79
Cory	206	25.1%	80
Lanigan	423	22.0%	63
Rocanville	372	22.5%	59
Patience Lake (5)	—	—	—
Esterhazy (6)	24	24.5%	9
New Brunswick	75	25.6%	32

(1)	Mineral reserves include proven and probable reserves. There has been no third party review of reserve estimates within the last three years. Current estimates reflect refinements and adjustments to the analysis conducted during 2005 using methodology described in the body of this report.

(2)	The extraction ratio of recoverable ore to in place material for each mine is as follows: Allan 0.32, Cory 0.26, Lanigan 0.30, Rocanville 0.33 and New Brunswick 0.46.

(3)	The concentration of recoverable ore tonnes to finished product (KCl) for each of the divisions is as follows (three-year running average): Allan 2.96, Cory 3.38, Lanigan 3.64, Rocanville 2.95 and New Brunswick 3.04.

(4)	Estimates are based upon proven and probable reserves and annual mining rates (million tonnes of ore hoisted per year) equal to the three-year running average for each of the divisions as follows: Allan 3.66, Cory 2.58, Lanigan 6.72, Rocanville 6.28 and New Brunswick 2.32. Mining rates are constrained by the equipment and manpower we utilize at each mine so that our production capacity at each mine depends, in part, on the ore concentration ratio encountered at each mine.

(5)	Given the characteristics of the solution mining method employed at the Patience Lake mine, it is not possible to estimate reliably the productive capacity of or the recoverable ore reserve from this operation. In solution mining, the potash is dissolved in warm brine and pumped to the surface for processing. Chemical compositions and volumes of brine pumped into and out of the underground mineralized zone are known, but the precise nature of the solution mining process is not. Estimates are made utilizing the surfaces available for dissolution in the abandoned mine workings, the concentration of the circulated brine recovered from the mine, annual crystallization rates in the ponds and the annual volume of KCl recovered from the ponds. However, this inability to properly describe details of the mining process precludes reporting of an ore reserve for Patience Lake. The extent of the Patience Lake Potash Resource is given in the next table. The Patience Lake operation accounted for only 2.8% of the Company’s potash production in 2005.

(6)	At Esterhazy, mine operator Mosaic mines potash for which the Company holds mineral rights. Production is carried out under a mining and processing agreement with Mosaic. The Esterhazy Mineral Reserve tonnage presented here is the current estimate of mineable tonnes remaining in the Company’s lands after reconciliation of historic tonnes mined and product received from Mosaic. Lands agreed to be not mineable by both Mosaic and the Company have been removed. Since the tonnage to be received by the Company is based on an agreement with Mosaic, the entire tonnage available is placed in the “Proven Reserve (tonnes recoverable ore)” category. The “Years” of mine life reported for Esterhazy assumes that the maximum amount of product possible under the agreement, exclusive of any participation in the proposed expansion of the Esterhazy mine discussed above, will be received by the Company.
Resource
Mineral Resources, which are exclusive of reserves reported earlier, are contained within the lands for which mining lease is held at each mine. Note that the Resource is reported as mineralization in-place while the Reserve was reported as recoverable ore.
In Saskatchewan, where geological correlations are straightforward, the Mineral Resource categories are interpreted by the Company as follows:
—	areas with detailed exploration coverage (drilling, seismic, close to underground workings) are reported in the measured mineral resource category;
—	areas with sparse exploration coverage (usually seismic coverage only) and far from underground workings are reported in the indicated mineral resource category;
—	areas with limited exploration coverage, but still within the mining lease, are reported in the inferred mineral resource category.
In New Brunswick, where geology is complex, Mineral Resource categories are interpreted by the Company as follows:
—	areas with many drillhole intersections within a seismically defined area and with consistent stratigraphy, mineralogy and potash quality are reported in the measured mineral resource category;
—	areas with fewer drill intersections with a seismically defined area, or with structurally modified (folded) and less consistent mineralogy, but still exhibiting good quality potash intersections, are reported in the indicated mineral resource category;
—	areas with sparse drilling, complex geology, partial seismic coverage, and/or inconsistent potash quality in drill intersections are reported in the inferred mineral resource category.

The Company’s estimated Mineral Resource tonnage as of December 31, 2005 for each of our mines is as follows:

	Mineral Resource
	Measured	Indicated	Inferred
	Resource	Resource	Resource
	(Millions of	(Millions of	(Millions of
	tonnes in-place)	tonnes in-place)	tonnes in-place)
Allan	1,015	—	3,464
Cory	877	—	3,049
Lanigan	1,096	2,366	1,643
Rocanville	—	—	1,132
Patience Lake (1)	—	—	—
Esterhazy (2)	—	—	—
New Brunswick (3)	296	93	—

(1)	Given the characteristics of the solution mining method employed at the Patience Lake mine as described in footnote 6 in the Mineral Reserve table, it is not possible to estimate definitively the resource tonnage from this operation. The Patience Lake mining lease covers 299.7 km2.

(2)	Since mining at Esterhazy is carried out under an agreement with mine operator Mosaic, all potash tonnes anticipated from this operation are reported in the Mineral Reserve table. The Company holds no Mineral Resource tonnage over and above the reported Reserve at Esterhazy.

(3)	In New Brunswick, the layer of mineralized material varies in thickness and geology is complex. The Company has identified an area of approximately 25.1 km2 where this layer of mineralized material is likely to occur. Further exploration drilling is required to define a mineral resource tonnage in this area.

ATTACHMENT C

Reserves
Our phosphate deposits in North Carolina occur in a formation known as the Pungo River formation of the middle Miocene age. The formation, typically 75 feet to 125 feet below ground surface, is composed of interbedded phosphatic sands, silts and clays, diatomaceous clays, and phosphatic limestone. Phosphate of value in the ore horizon occurs as pellets of brown and black sand-sized particles, with flat-sided angular quartz grams and variable amounts of silt, clay and interbedded limestone. The phosphate ore (matrix) horizon throughout is distinguished by its relative uniformity in thickness, percent P2O5 and other quality characteristics.
Our White Springs operations are in Hamilton County, Florida. The Hamilton County phosphate deposits in the North Florida Phosphate District are reported to be of the middle Miocene and Pliocene ages. Because of partial reworking during the Pliocene age, these deposits tend to be more variable than middle Miocene deposits, such as those found in North Carolina.
In estimating our phosphate reserves, we had previously retained a third party to prepare reports of the estimated phosphate ore reserves at Aurora and White Springs. Based on (i) a review and assessment of the Company’s land-ownership maps, (ii) drilling and technical assays and assessments, (iii) discussions with Company personnel familiar both with the geology of the phosphate ore deposits and each site’s mining operations and (iv) judgments regarding the recoverability of phosphate from the ore deposits based on economic and technical factors such as the ore grade, mining, transportation and beneficiation issues and environmental and regulatory factors, the reserve estimates set forth in the reports were developed.
Since receipt of the reports (1995 for Aurora and 1997 for White Springs) we annually adjusted and updated the ore reserve estimates for both the Aurora and White Springs operations by making adjustments for ore consumed, number of tons sterilized (i.e., bypassed), deletions (for property sold, traded or agreed to be set aside for environmental or other purposes), additions (based on land and mineral right acquisitions) and other appropriate adjustments. There has been no third party review of the estimates within the last three years.
The following table sets forth the Company’s estimated proven and probable phosphate reserves for Aurora and White Springs as at December 31, 2005 at an average grade of 30.7% P2O5.

	Tonnes of Phosphate Rock (millions of tonnes)	Average Grade % P2O5
Aurora	356	30.7%
White Springs	53	30.7%

Total	409

The reserves set forth above for Aurora would permit mining to continue at annual production rates for about 104 years. This mine life is based on an average annual production rate of approximately 3.43 million tonnes of 30.7% concentrate over the three-year period ended December 31, 2005. Prior to our acquisition of Texasgulf in April 1995, Texasgulf transferred approximately 408 million tonnes of phosphate reserves to a newly established company, the common stock of which was transferred to Elf Aquitaine, Inc. and Williams Acquisition Holding Company, Inc. We were granted a 20-year right of first refusal (from April 10, 1995) in the event that the newly established company proposes to sell the reserves.
The reserves set forth above for White Springs would permit mining to continue at annual production rates for about 18 years. The mine life is based on an average annual production rate of approximately 2.87 million tonnes of 30.7% concentrate over the three-year period ended December 31, 2005.